UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Georgia Exploration, Inc.
(Name of Issuer)
Common stock, par value $0.001 per share
(Title of Class of Securities)
373180108
(CUSIP Number)
Wm. Milton Cox 4801 Woodway Drive Suite 306W Houston, TX 77056 (713) 355-7001
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 3, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ❑.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAMES OF REPORTING PERSONS Wm. Milton Cox I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Not Applicable
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ❑ (b) ❑
3		SEC USE ONLY
4		SOURCE OF FUNDS SC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ❑
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

15,000,000

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

15,000,000

	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000,000
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.7% (42,000,000 shares of common stock of the Issuer were issued and outstanding as of January 3, 2007)
14		TYPE OF REPORTING PERSON IN

1		NAMES OF REPORTING PERSONS CodeAmerica Investments, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 64-0924583
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ❑ (b) ❑
3		SEC USE ONLY
4		SOURCE OF FUNDS SC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ❑
6		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

15,000,000

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

15,000,000

	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000,000
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.7% (42,000,000 shares of common stock of the Issuer were issued and outstanding as of January 3, 2007)
14		TYPE OF REPORTING PERSON CO

Item 1.  Security and Issuer.

This Schedule 13D relates to common stock, par value $0.001 per share, of Georgia Exploration, Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at 4801 Woodway Drive, Suite 306W, Houston, Texas 77056.

Item 2.  Identity and Background.

(a)

(i) Wm. Milton Cox

(ii) CodeAmerica Investments, LLC (“CodeAmerica”)

(b)

(i) 4801 Woodway Drive, Suite 306W, Houston, Texas 77056.

(ii) The principal business and office address for CodeAmerica is 8300 Germantown Road, Suite 100, Olive Branch, Mississippi 38564.

(c)

(i) President and Chief Executive Officer, CodeAmerica Investments, LLC, 6300 Germantown Road, Suite 100, Olive Branch, Mississippi 38564; Director, Chairman and Chief Executive Officer, Georgia Exploration, Inc., 4801 Woodway Drive, Suite 306W, Houston, Texas 77056.

(ii) CodeAmerica Investments, LLC is a mineral resource investment and management company.

(d)

(i) Mr. Cox has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(ii) CodeAmerica Investments, LLC has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

(i) Mr. Cox has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(ii) CodeAmerica Investments, LLC has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

(i)  United States of America

(ii) Nevada

Item 3.  Source and Amount of Funds or Other Consideration.

On December 29, 2006 and pursuant to a merger between a subsidiary of Georgia Exploration, Inc.  (the “Issuer”) and Wharton Resources Corp. (“Wharton”), the Issuer issued 15,000,000 shares of common stock to CodeAmerica.  Mr. Cox is the managing member of CodeAmerica and a former stockholder of Wharton.  Currently, all shares of common stock of the Issuer that are beneficially owned by Mr. Cox are being held by CodeAmerica.  The information contained in Exhibit 2 listed in Item 7 below is hereby incorporated by reference to this Item 3.

Item 4.  Purpose of Transaction.

The securities acquired by Mr. Cox and CodeAmerica were acquired for investment purposes.  The information contained in Exhibit 2 listed in Item 7 below is incorporated by reference to this Item 4.  Except as set forth in this Schedule 13D and in the attached exhibits, Mr. Cox and CodeAmerica do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.  Each of Mr. Cox and CodeAmerica may, at any time, review or reconsider his or its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but such persons have no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

(i)

(a)

(i) Mr. Cox is the beneficial owner of 15,000,000 shares of common stock, or 35.7% of the Issuer’s outstanding common shares as of January 3, 2007.

(ii) CodeAmerica is the beneficial owner of 15,000,000 shares of common stock, or 35.7% of the Issuer’s outstanding common shares as of January 3, 2007.

(b)

Number of shares as to which such person has:

(i)

(w) Shared power to vote or to direct the vote of 0 shares of common stock.

(x) Sole power to vote or to direct the vote of 15,000,000 shares of common stock.

(y)  Shared power to dispose or to direct the disposition of 0 shares of common stock.

(z)  Sole power to dispose or to direct the disposition of 15,000,000 shares of common stock.

(ii)

(w) Shared power to vote or to direct the vote of 0 shares of common stock.

(x) Sole power to vote or to direct the vote of 15,000,000 shares of common stock.

(y)  Shared power to dispose or to direct the disposition of 0 shares of common stock.

(z)  Sole power to dispose or to direct the disposition of 15,000,000 shares of common stock.

(c)

(i) Except as described in Item 3 above, Mr. Cox did not effect any transactions in the Issuer’s common stock during the sixty (60) days preceding the date of this Schedule 13D.

(ii) Except as described in Item 3 above, CodeAmerica did not effect any transactions in the Issuer’s common stock during the sixty (60) days preceding the date of this Schedule 13D.

(d)

Not applicable.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As described above, pursuant to a merger between the Issuer and a subsidiary of Wharton, the Issuer issued 15,000,000 shares of common stock to CodeAmerica.  Mr. Cox, a former stockholder of Wharton and the sole member of CodeAmerica, is the beneficial owner of the 15,000,000 shares of common stock issued to CodeAmerica.  Currently, all shares of common stock of the Issuer that are beneficially owned by Mr. Cox are being held by CodeAmerica.

Item 7.  Material to be Filed as Exhibits.

1.

Agreement of Joint Filing

2.

Agreement and Plan of Merger dated as of November 21, 2006 between the Issuer, Wharton Resources Corp., GEX Acquisition Corp. and certain stockholders of Wharton Resources Corp.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:

 January 16, 2007

/s/ Wm. Milton Cox Wm. Milton Cox
CODEAMERICA INVESTMENTS, LLC By: /s/ Wm. Milton Cox Its: Managing Member Print Name: Wm. Milton Cox